Exhibit 99.1

TowerJazz Announces Third Quarter Results:

Net Profit with Record Revenue and Record EBITDA

Revenues grow 69% over third quarter last year with EBITDA 3X growth

MIGDAL HAEMEK, Israel – November 11, 2010– TowerJazz, the global specialty foundry leader, today announced financial results for the quarter ended September 30, 2010.

Third Quarter Highlights

•	Record revenue of $134.7 million, growing 69% over third quarter last year and 7% QoQ.

•
GAAP net profit with strong growth in operating profit; increased non-GAAP operating profit to $46 million with operating margins of 34 percent, as compared to $13 million and 16 percent in Q3 2009, respectively; GAAP operating profit increased to $18 million with operating margins of 13 percent.

•	Record EBITDA of $46 million growing 3X over third quarter last year and 10 percent over Q2 2010;

•	Significantly improved balance sheet and capital structure having reduced and restructured $400 million of debt.

•	Increased cash-balance to $88 million, as compared to $52 million as of end of Q3 2009 and increased shareholders' equity to $102 million.

•	Guiding for revenues of $133-137 million in Q4 2010; exceeding the stated $500 million revenue target for 2010.

CEO and Chairman Perspective
Russell Ellwanger, Chief Executive Officer, commented: “During the past months, the CFO and I met with many investors.   We were strongly acknowledged and appreciated as a company which has continually expressed aggressive targets and then achieved them. I am much pleased with the TowerJazz team that made good on our expressed target to achieve GAAP net profit in the 2nd half of 2010.  The fact that we are guiding Q4 to be slightly up outpacing the industry with some of our peer group showing double digit reduction, and the continuance of a design win rate of 120 per quarter is a testament to our business model and customer satisfaction levels and promises strong multiyear growth.  The third quarter record revenue of $135 million combined with the fourth quarter guidance places us comfortably above the 2010 $500 million revenue target.  As such we will have exceeded 70% year-over-year growth, which we believe will maintain our position as the #1 growth foundry worldwide.”

Continued Mr. Ellwanger, “As announced, we just completed and were oversubscribed at a $100 million bond fundraising. Such raising completed a comprehensive debt restructure totaling $400 million carried out over the past several months. The composite has created a new balance sheet with zero bank loans’ principal due during the coming 3 years, servable debt ratios and a cash balance which will enable quick execution on synergistic business opportunities.”

Amir Elstein, Chairman of the Board of Directors of TowerJazz, stated: “I am pleased to see the continued positive execution of our unique and bold profitable growth strategy at TowerJazz, and congratulate management in achieving remarkable business results.  The company has transformed itself to be a leader for its customers, and the public will continue to benefit as the company persists in its execution to gain market share within presently served as well as markets that we will be entering into.  We are an energized company that with every step forward takes advantage to open many doors of opportunity.”

2010 Third Quarter Results Summary

The Company reported record revenue of $134.7 million, with a GAAP net profit, a GAAP gross profit of $36 million, an operating GAAP profit of $18 million and a record EBITDA of $46 million.

Third quarter 2010 revenue represented a 69 percent increase over third quarter 2009 revenue of $79.6 million and a sequential 7 percent increase over second quarter 2010 revenue of $125.7 million.

Gross profit for the third quarter 2010 was $62 million on a non-GAAP basis, representing a year over year growth of 139 percent and sequential growth of 9 percent. This represents a gross margin of 46 percent, compared with a gross margin of 32 percent in the third quarter of last year and a gross margin of 45 percent in the prior quarter. On a GAAP basis, the Company reported a gross profit of $36 million.

Operating profit in the third quarter of 2010 was $46 million on a non-GAAP basis, substantially higher than the $13 million reported in the third quarter of 2009 and 10 percent higher than the $42 million achieved in the prior quarter.

TowerJazz achieved an operating profit on a GAAP basis of $18 million in the third quarter of 2010. This is compared to a GAAP operating loss of $19 million in the third quarter of 2009, and GAAP operating profit of $4 million achieved in the prior quarter.

Net profit in the third quarter of 2010 was $36 million on a non-GAAP basis, or $0.15 earnings per share, which is substantially better than the non-GAAP net income of $13 million or $0.08 per share reported in the third quarter of 2009.

The company reported a GAAP net profit in the third quarter of 2010 reaching $1.2 million or 1 cent per share, as compared to a net loss of $30 million for the third quarter of 2009 and a net loss of $9 million in the previous quarter.

EBITDA for the third quarter of 2010 was $46 million, an all-time record, and up substantially from $15 million reported in the third quarter of 2009 and $42 million in the prior quarter.

The Company’s cash balance, as of September 30, 2010 was $88 million, as compared to $52 million as of September 30, 2009 and shareholders’ equity was $102 million as compared to $56 million as of December 31, 2009.

Financial Guidance
TowerJazz forecasts revenue in the fourth quarter of 2010 to range of $133 and $137 million.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss third quarter 2010 results today, November 11, 2010, at 10:00 a.m. Eastern Time (EST) / 5:00 p.m. Israel time.

To participate, please call:
1-888-668-9141 (U.S. toll-free number) or +972-3-918-0610 (international) and mention ID code: TOWER-JAZZ

Callers in Israel are invited to call locally by dialing 03-918-0610.

The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both Web sites for replay for a period 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees and (3) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent to the non-GAAP data presented in previous filings.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) having customer demand that will exceed our manufacturing capacity, (x) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2 and obtaining the approval of the Israeli Investment Center for an expansion program, (xi) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xii) the facilities upgrade to increase capacity, the purchase and successful installation of equipment therefor, (xiii) our dependence on a relatively small number of products for a significant portion of our revenue, (xiv) a substantial portion of our revenues being accounted for by a small number of customers, (xv) the concentration of our business in the semiconductor industry, (xvi) product returns, (xvii) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xviii) competing effectively, (xix) achieving acceptable device yields, product performance and delivery times, (xx) possible production or yield problems in our wafer fabrication facilities, (xxi) our ability to manufacture products on a timely basis, (xxii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxiii) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiv) retention of key employees and recruitment and retention of skilled qualified personnel, (xxv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, and (xxvi) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	June 30,	December 31,
	2010	2010	2009
	unaudited	unaudited
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$87,599	$84,730	$81,795
Trade accounts receivable	69,424	58,454	40,604
Other receivables	3,476	3,276	2,520
Inventories	37,635	37,898	32,250
Other current assets	8,945	8,561	10,304
Total current assets	207,079	192,919	167,473

LONG-TERM INVESTMENTS	30,535	30,132	29,361

PROPERTY AND EQUIPMENT, NET	375,418	350,141	371,400

INTANGIBLE ASSETS, NET	57,375	60,783	67,601

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	7,390	7,257	8,002

TOTAL ASSETS	$684,797	$648,232	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term bank loan	$12,000	$12,000	$7,000
Trade accounts payable	50,933	40,977	42,012
Deferred revenue	47,327	31,334	24,696
Other current liabilities	41,826	36,285	23,652
Total current liabilities	152,086	120,596	97,360

LONG-TERM DEBT	355,429	391,521	428,813

LONG-TERM CUSTOMERS' ADVANCES	8,047	7,940	8,262

OTHER LONG-TERM LIABILITIES	67,668	58,999	60,388

Total liabilities	583,230	579,056	594,823

SHAREHOLDERS' EQUITY	101,567	69,176	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$684,797	$648,232	$650,837

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,
	2010	2010
	GAAP	GAAP

REVENUES	$134,678	$125,668

COST OF REVENUES	98,887	103,996

GROSS PROFIT	35,791	21,672

OPERATING COSTS AND EXPENSES

Research and development	6,893	6,503
Marketing, general and administrative	11,060	10,828

	17,953	17,331

OPERATING PROFIT	17,838	4,341

FINANCING EXPENSE, NET	(12,966)	(9,459)

OTHER INCOME, NET	27	--

PROFIT (LOSS) BEFORE INCOME TAX	4,899	(5,118)

INCOME TAX EXPENSE	(3,666)	(3,534)

NET PROFIT (LOSS) FOR THE PERIOD	$1,233	$(8,652)

BASIC EARNING (LOSS) PER ORDINARY SHARE

Earning (loss) per share	$0.01	$(0.04)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	September 30,		September 30,				September 30,
	2010	2009	2010		2009		2010	2009
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$134,678	$79,570	$--		$--		$134,678	$79,570

COST OF REVENUES	72,887	53,710	26,000	(a)	31,205	(a)	98,887	84,915

GROSS PROFIT (LOSS)	61,791	25,860	(26,000)		(31,205)		35,791	(5,345)

OPERATING COSTS AND EXPENSES

Research and development	6,589	5,769	304	(b)	288	(b)	6,893	6,057
Marketing, general and administrative	9,651	7,060	1,409	(c)	965	(c)	11,060	8,025

	16,240	12,829	1,713		1,253		17,953	14,082

OPERATING PROFIT (LOSS)	45,551	13,031	(27,713)		(32,458)		17,838	(19,427)

FINANCING EXPENSE, NET	(5,571)	(6,429)	(7,395	) (d)	(10,329	) (d)	(12,966)	(16,758)

OTHER INCOME, NET	27	1,704	--		--		27	1,704

PROFIT (LOSS) BEFORE INCOME TAX	40,007	8,306	(35,108)		(42,787)		4,899	(34,481)

INCOME TAX BENEFIT (EXPENSE)	(3,666)	4,240	--		--		(3,666)	4,240

NET PROFIT (LOSS) FOR THE PERIOD	$36,341	$12,546	$(35,108)		$(42,787)		$1,233	$(30,241)

BASIC EARNING PER ORDINARY SHARE

Earning per share	$0.15	$0.08

NON-GAAP GROSS MARGINS	46%	32%

NON-GAAP OPERATING MARGINS	34%	16%

NON-GAAP NET MARGINS	27%	16%

(a)
Includes depreciation and amortization expenses in the amounts of $25,867 and $31,067 and stock based compensation expenses in the amounts of $133 and $138 for the three months ended September 30, 2010 and 2009, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $148 and $154 and stock based compensation expenses in the amounts of $156 and $134 for the three months ended September 30, 2010 and 2009, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $341 and $357 and stock based compensation expenses in the amounts of $1,068 and $608 for the three months ended September 30, 2010 and 2009, respectively.

(d)	Non-GAAP financing expense, net includes only interest on an accrual basis.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	September 30,	June 30,	September 30,		June 30,		September 30,	June 30,
	2010	2010	2010		2010		2010	2010
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$134,678	$125,668	$--		$--		$134,678	$125,668

COST OF REVENUES	72,887	68,786	26,000	(a)	35,210	(a)	98,887	103,996

GROSS PROFIT (LOSS)	61,791	56,882	(26,000)		(35,210)		35,791	21,672

OPERATING COSTS AND EXPENSES

Research and development	6,589	6,174	304	(b)	329	(b)	6,893	6,503
Marketing, general and administrative	9,651	9,191	1,409	(c)	1,637	(c)	11,060	10,828

	16,240	15,365	1,713		1,966		17,953	17,331

OPERATING PROFIT (LOSS)	45,551	41,517	(27,713)		(37,176)		17,838	4,341

FINANCING EXPENSE, NET	(5,571)	(5,571)	(7,395	) (d)	(3,888	) (d)	(12,966)	(9,459)

OTHER INCOME, NET	27	--	--		--		27	--

PROFIT (LOSS) BEFORE INCOME TAX	40,007	35,946	(35,108)		(41,064)		4,899	(5,118)

INCOME TAX EXPENSE	(3,666)	(3,534)	--		--		(3,666)	(3,534)

NET PROFIT (LOSS) FOR THE PERIOD	$36,341	$32,412	$(35,108)		$(41,064)		$1,233	$(8,652)

BASIC EARNING PER ORDINARY SHARE

Earning per share	$0.15	$0.14

NON-GAAP GROSS MARGINS	46%	45%

NON-GAAP OPERATING MARGINS	34%	33%

NON-GAAP NET MARGINS	27%	26%

(a)
Includes depreciation and amortization expenses in the amounts of $25,867 and $35,011 and stock based compensation expenses in the amounts of $133 and $199 for the three months ended September 30, 2010 and June 30, 2010, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $148 and $148 and stock based compensation expenses in the amounts of $156 and $181 for the three months ended September 30, 2010 and June 30, 2010, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $341 and $373 and stock based compensation expenses in the amounts of $1,068 and $1,264 for the three months ended September 30, 2010 and June 30, 2010, respectively.

(d)	Non-GAAP financing expense, net includes only interest on an accrual basis.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Nine months ended		Nine months ended				Nine months ended
	September 30,		September 30,				September 30,
	2010	2009	2010		2009		2010	2009
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$374,142	$198,196	$--		$--		$374,142	$198,196

COST OF REVENUES	206,172	144,591	94,185	(a)	86,657	(a)	300,357	231,248

GROSS PROFIT (LOSS)	167,970	53,605	(94,185)		(86,657)		73,785	(33,052)

OPERATING COSTS AND EXPENSES

Research and development	18,287	15,491	963	(b)	873	(b)	19,250	16,364
Marketing, general and administrative	27,439	20,246	4,762	(c)	1,667	(c)	32,201	21,913

	45,726	35,737	5,725		2,540		51,451	38,277

OPERATING PROFIT (LOSS)	122,244	17,868	(99,910)		(89,197)		22,334	(71,329)

FINANCING EXPENSE, NET	(16,713)	(19,287)	(39,503	) (d)	(7,745	) (d)	(56,216)	(27,032)

OTHER INCOME, NET	78	2,163	--		--		78	2,163

PROFIT (LOSS) BEFORE INCOME TAX	105,609	744	(139,413)		(96,942)		(33,804)	(96,198)

INCOME TAX BENEFIT (EXPENSE)	(9,859)	7,150	--		--		(9,859)	7,150

NET PROFIT (LOSS) FOR THE PERIOD	$95,750	$7,894	$(139,413)		$(96,942)		$(43,663)	$(89,048)

BASIC EARNING PER ORDINARY SHARE

Earning per share	$0.42	$0.05

NON-GAAP GROSS MARGINS	45%	27%

NON-GAAP OPERATING MARGINS	33%	9%

NON-GAAP NET MARGINS	26%	4%

(a)
Includes depreciation and amortization expenses in the amounts of $93,642 and $86,260 and stock based compensation expenses in the amounts of $543 and $397 for the nine months ended September 30, 2010 and 2009, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $441 and $454 and stock based compensation expenses in the amounts of $522 and $419 for the nine months ended September 30, 2010 and 2009, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $1,049 and $936 and stock based compensation expenses in the amounts of $3,713 and $731 for the nine months ended September 30, 2010 and 2009, respectively.

(d)	Non-GAAP financing expense, net includes only interest on an accrual basis.